

DIVISION OF
CORPORATION FINANCE

July 15, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Robert D. Wachob, President
    and Chief Executive Officer
Rogers Corporation
P.O. Box 188, One Technology Drive
Rogers, Connecticut   06263-0188

Re: Rogers Corporation
       Supplemental Response Letter dated June 20, 2008
          Relating to Annual Report on Form 10-K for the FYE December 30, 2007
       File No. 1-04347

Dear Mr. Wachob:

       We have reviewed your response to our comment in our letter dated May 27, 2008. Please note that disclosure regarding the relief sought is required under Item 103 of Regulation S-K. Therefore, please include the information in your response in future filings. We would not object if you also included statements similar to those in the penultimate paragraph on page 3 of your response in your future disclosure.

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR as a correspondence file.

       If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Reviewer, at (202) 551-3713.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director